Management Report

SkyMirr Inc.

For the period ended December 31, 2025

Prepared on

April 30, 2026

Table of Contents

Profit and Loss

January - December 2025

	Total
INCOME	
Sales of Product Income	4,687.04
Services	40,000.00
Shipping Income	58.34
Total Income	**44,745.38**
COST OF GOODS SOLD	
Cost of goods sold	5,454.21
Total Cost of Goods Sold	**5,454.21**
GROSS PROFIT	**39,291.17**
EXPENSES	
Advertising & marketing	138,541.72
Listing fees	3,388.60
Marketing campaigns	5,154.00
Product Demo & samples	161.60
Trade shows & exhibitions	17,500.00
Total Advertising & marketing	**164,745.92**
Bank fees & service charges	1,878.50
Business licenses	70.00
Cell Phone	49.76
Dues	59.56
Software & apps	12,209.14
Total Dues	**12,268.70**
Insurance	
Business insurance	3,544.02
D&O insurance	8,380.40
Total Insurance	**11,924.42**
Legal & accounting services	
Accounting fees	1,053.50
Legal Fees	66,199.19
Payroll services fees	20,924.49
Total Legal & accounting services	**88,177.18**
Office expenses	11,606.37
IT-related hardware	15,880.89
Office supplies	4,647.16
Shipping & postage	18,149.24
Total Office expenses	**50,283.66**
Payroll expenses	1,173,882.03
Professional Services	300,206.37
Rent	42,448.32
Research & Development	562,053.06
Taxes paid	

	Total
Payroll taxes	142,616.07
Total Taxes paid	**142,616.07**
Travel	116,510.27
Utilities	898.80
Internet & TV services	109.98
Total Utilities	**1,008.78**
Total Expenses	**2,668,123.04**
NET OPERATING INCOME	**-2,628,831.87**
OTHER INCOME	
Other income	135.00
Total Other Income	**135.00**
NET OTHER INCOME	**135.00**
NET INCOME	**$ -2,628,696.87**

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
Biz Adv Relationship - 9373 - 1	191,399.16
Biz Adv Relationship - 9466	78,727.42
Total Bank Accounts	**270,126.58**
Other Current Assets	
Clearing account	-0.51
Employee cash advances	20,000.00
Intercompany	258,953.74
Inventory	11,668.48
Inventory - CPE components	257,053.82
Loans to others	82,000.00
Prepaid expenses	74,189.16
Total Other Current Assets	**703,864.69**
Total Current Assets	**973,991.27**
Fixed Assets	
Accumulated depreciation	-4,206.00
laptop	4,206.00
Tools, machinery, and equipment	34,900.00
Total Fixed Assets	**34,900.00**
Other Assets	
Long-term investments	41,034.32
Security deposits	2,000.00
Total Other Assets	**43,034.32**
TOTAL ASSETS	**$1,051,925.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,253.53
Total Accounts Payable	**5,253.53**
Credit Cards	
Biz Adv Customized - 0701 - 1	3,372.34
Biz Adv Customized - 1377	22,425.97
Biz Adv Customized - 8406 - 1	2,947.95
Total Credit Cards	**28,746.26**
Total Current Liabilities	**33,999.79**
Total Liabilities	**33,999.79**
Equity	
Common stock	337,173.45

	Total
Preferred stock	4,956,705.00
Retained Earnings	-1,647,255.78
Net Income	-2,628,696.87
Total Equity	**1,017,925.80**
TOTAL LIABILITIES AND EQUITY	**$1,051,925.59**